FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of August, 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, BC  V7A 4V4

Attachments:

1.

News Release dated August 21, 2006 - Chai-Na-Ta Corp. Reports  the 2006 Second Quarter Results

2.

News Release dated August 21, 2006 - Chai-Na-Ta Receives Unsecured Term Loan Facility from Major Investor

3.

Interim Consolidated Financial Statements Six Months Ended June 30, 2006

4.

Management’s Discussion and Analysis

5.

Certificate of Interim Filing During Transition Period – CEO

6.

Certificate of Interim Filing During Transition Period – CFO

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  August 21, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Reports 2006 Second Quarter Results

RICHMOND, BRITISH COLUMBIA – August 21, 2006 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), the world’s largest supplier of North American ginseng, today announced a second quarter 2006 net loss of $355,000, or $0.01 per basic share, compared to a net loss of $1.3 million, or $0.05 per basic share, in the quarter ended June 30, 2005.

Revenue rose to $2.4 million in the second quarter of 2006 from $278,000 in the same period last year.

Gross profit margin was 1% of sales revenue in the 2006 second quarter compared to a gross loss of 10% in the same period last year.

“About 70% of our 2005 harvest root was sold by June 30, 2006 with a higher volume of sales of the lower quality roots,” said William Zen, Chairman of the Company, “Chai-Na-Ta’s average selling price decreased to about $5.60 per pound in the first six months of 2006 from about $13.00 per pound in the first six months of 2005”.

Selling, general and administrative expenses fell to $257,000 in the second quarter of 2006, a decrease of 33% from the same period last year, due to ongoing efforts to reduce overhead costs.

The Company took a $235,000 write-down on inventory in the 2006 second quarter to reduce the carrying value of specific low grade roots to their estimated net realizable value.

In the six months ended June 30, 2006, revenue increased to $3.7 million from $429,000 in the first half of 2005.  Net loss in the first half of 2006 was $567,000, or $0.02 per basic share, compared to a net loss of 1.7 million, or $0.07 per share in the same period last year.

The cash used in operations was $52,000 for the six months ended June 30, 2006, compared with cash used in operations of $1.3 million for the same period in 2005.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Receives Unsecured Term Loan Facility from Major Investor

RICHMOND, BRITISH COLUMBIA – August 21, 2006 – Chai-Na-Ta Corp. (the “Company”) (OTCBB: “CCCFF”), announced that the Board of Directors of the Company has approved a non-revolving term loan facility (“Loan”) of HK$ 54.7 million (approximately $8.0 million) offered by More Growth Finance Limited (“More Growth”), a subsidiary of the Company’s major investor, Road King Infrastructure Limited.

The unsecured Loan bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and is provided to the Company for a term of 48 months. The Loan will be used to enhance the Company’s ability to meet working capital requirements during the upcoming harvest and to repay the existing HK$23.2 million (approximately $3.5 million) loans to More Growth that are repayable within the next year.

On March 29, 2006, the Company proposed to cancel the existing HK$23.2 million loans owed to More Growth in exchange for preferred shares. This proposal was approved by disinterested shareholders at the Company’s Annual General Meeting on May 5, 2006. The Company will not be proceeding with this "shares for debt" transaction in view of the Loan and the alternative repayment arrangement it has made with More Growth.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

CHAI-NA-TA CORP.

Interim Consolidated Financial Statements

Six months ended June 30, 2006

(Unaudited – Prepared by Management)

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

CHAI-NA-TA CORP.

Consolidated Balance Sheets

(Unaudited)

In thousands of Canadian dollars	June 30 2006	December 31 2005
	$	$
ASSETS
Current assets
Cash	314	43
Accounts receivable and other receivables	303	114
Inventory	3,437	7,199
Ginseng crops	7,356	6,546
Prepaid expenses and other assets	64	52
Assets held for sale	-	1,551
	11,474	15,505
Ginseng crops	15,533	12,802
Property, plant and equipment	6,102	6,589
Future income taxes	2,263	1,855
	35,372	36,751
LIABILITIES
Current liabilities
Bank indebtedness (Note 4	6,350	6,400
Short-term borrowings (Note 5 and 13)	1,436	1,504
Accounts payable and accrued liabilities	1,137	1,448
Customer deposits	748	4
Current portion of long-term debt (Note 6)	2,192	1,231
	11,863	10,587
Long-term debt (Notes 6 and 13)	260	2,450
	12,123	13,037
SHAREHOLDERS’ EQUITY
Share capital (Note 7)	38,246	38,246
Contributed surplus	338	338
Cumulative translation adjustments	687	585
Deficit	(16,022)	(15,455)
	23,249	23,714
	35,372	36,751

On behalf of the Board:

“William Zen”

“Peter Leung”

  William Zen

  Peter Leung

  Director

  Director

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

CHAI-NA-TA CORP.

Interim Consolidated Statements of Deficit

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2006	June 30 2005	June 30 2006	June 30 2005
	$	$	$	$
Balance, beginning of period	(15,667)	(7,710)	(15,455)	(7,324)
Net loss for the period	(355)	(1,309)	(567)	(1,695)
Balance, end of period	(16,022)	(9,019)	(16,022)	(9,019)

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

CHAI-NA-TA CORP.

Interim Consolidated Statements of Operations

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars (except per share amounts)	June 30 2006	June 30 2005	June 30 2006	June 30 2005
	$	$	$	$
Revenue	2,372	278	3,650	429
Cost of goods sold	2,360	305	3,560	467
	12	(27)	90	(38)

Selling, general and administrative expenses	257	384	595	795
Interest on short-term debt	115	96	218	171
Interest on long-term debt	34	-	71	-
Write-down of inventory and crop costs (Note 9)	235	1,139	235	1,250
	641	1,619	1,119	2,216
Operating loss	(629)	(1,646)	(1,029)	(2,254)

Other income (loss)	59	(265)	54	(260)
Loss before taxes	(570)	(1,911)	(975)	(2,514)
Recovery of income taxes	(215)	(602)	(408)	(819)

LOSS FOR THE PERIOD	(355)	(1,309)	(567)	(1,695)

Basic and diluted loss per share (Note 3)	$(0.01)	$(0.05)	$(0.02)	$(0.07)

Weighted average number of shares
used to calculate basic loss per share	24,299,008	24,299,008	24,299,008	24,299,008

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

CHAI-NA-TA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended		Six months ended
in thousands of Canadian dollars	June 30 2006	June 30 2005	June 30 2006	June 30 2005
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(355)	(1,309)	(567)	(1,695)
Items included in net loss not affecting cash
(Note 10(a))	2,304	1,067	3,281	1,103
Changes in non-cash operating assets and liabilities (Note 10(b))	24	1,766	(424)	2,309
Changes in non-current cash crop costs	(1,667)	(1,758)	(2,342)	(3,022)
	306	(234)	(52)	(1,305)
FINANCIAL ACTIVITIES
Bank indebtedness	120	(1,626)	(50)	(573)
Short-term borrowings	-	1,565	-	1,565
Long-term borrowings	-	1,500	-	1,500
Repayment of long term debt	(166)	(119)	(1,140)	(139)
	(46)	1,320	(1,190)	2,353
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(41)	(99)	(41)	(122)
Proceeds from the disposition of assets held for sale and property, plant and equipment	3	-	1,562	-
	(38)	(99)	1,521	(122)
EFFECT OF EXCHANGE RATE CHANGES
ON CASH AND CASH EQUIVALENTS	(8)	(3)	(8)	(3)
NET INCREASE IN CASH	214	984	271	923
CASH, BEGINNING OF THE PERIOD	100	28	43	89
CASH, END OF THE PERIOD	314	1,012	314	1,012

Supplemental information Note 10(c)

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

CHAI-NA-TA CORP.

Notes to the Interim Consolidated Financial Statements

(Unaudited)

1.

Going concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company experienced a significant loss for the year ended December 31, 2005, due to a low selling price of ginseng, and has an accumulated deficit of $16,022,000 as at June 30, 2006.  The Company is closely monitoring cash resources and has received significant financing from a Canadian chartered bank and a company under common control.  Subsequent to the end of the quarter, the major shareholder of the Company has proposed a new term loan facility to finance the working capital requirements of the Company as detailed in Note 13.

The Company’s ability to continue as a going concern is dependant on achieving ongoing profitable operations and the continued financial support of its major shareholder and creditors.  These consolidated financial statements do not include any adjustments to the amounts and reclassification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Summary of significant accounting policies

a)

Interim financial statements

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) except that certain information and note disclosures normally included in the Company’s annual consolidated financial statements have not been presented.  These interim consolidated financial statements and notes should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2005.  These interim consolidated financial statements are subject to seasonality due to the timing of crop harvesting which typically occurs in the fall and the timing of subsequent sales, and therefore may not be indicative of results to be expected for the year ending December 31, 2006.

The interim consolidated financial statements follow the same accounting policies and methods of computation as the most recent annual consolidated financial statements.

There was no stock-based compensation expenses recognized for the six month periods ended June 30, 2006 and 2005.

b)

Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosures as at the end of or during the reporting periods.  Significant estimates are used for, but not limited to, the accounting for doubtful accounts, net realizable value of inventory, crop costs, depreciation of property, plant and equipment, future income taxes and contingencies.  Actual results may differ from those estimates.

3

Loss per common share

Loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of common shares outstanding for the period.  Diluted earnings per share reflects the potential dilution of common shares by including other common shares equivalents in the weighted average number of common shares outstanding for a period, if dilutive.  Common share equivalents consist of convertible preferred shares and the incremental number of shares issuable upon the exercise of stock options.

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

(in thousands except per share amounts) Three months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
June 30, 2006
Basic and diluted	(355)	24,299	(0.01)

June 30, 2005
Basic and diluted	(1,309)	24,299	(0.05)

(in thousands except per share amounts) Six months ended	Net loss (numerator)	Number of shares (denominator)	Loss per share
	$		$
June 30, 2006
Basic and diluted	(567)	24,299	(0.02)

June 30, 2005
Basic and diluted	(1,695)	24,299	(0.07)

At June 30, 2006 there were 10,399,149 convertible preferred shares and 403,300 stock options outstanding that could potentially dilute basic earnings per share in the future, but were not included in the computation of diluted loss per share for the six month and three month periods ended June 30, 2006 because the effects would have been anti-dilutive.

4.

Bank indebtedness

The Company has available a $6,500,000 revolving demand operating loan with a Canadian chartered bank at a rate of prime plus 0.25% per annum.  As at June 30, 2006, the Company had drawn $6,080,000 against the operating loan and had an additional $270,000 in outstanding cheques.  Subsequent to the end of the quarter, the Company was informed that the amount available under the operating loan will be decreased to $5,000,000 upon the renewal of the banking facilities and the interest rate will be revised to prime plus 1.25% per annum.

5.

Short-term borrowings

On April 4, 2005, the Company established a revolving loan facility of HK$10,000,000 from a company under common control. The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  During the three and six month periods ended June 30, 2006,  the Company incurred $23,000 and $46,000,  respectively, of interest on this debt which has been included in interest on short-term debt on the statement of operations and remains unpaid as at June 30, 2006.  The Company has agreed to refinance this loan as detailed in Note 13.

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

6.

Long-term debt

On May 16, 2005, the Company secured a $1,500,000 non-revolving term loan for three years from a Canadian chartered bank with an interest rate of prime plus 0.5% per annum.  During the three months ended March 31, 2006, two lump sum payments totalling $865,000 were made on the loan from the proceeds of assets held for sale as at December 31, 2005.  The loan is repayable in monthly instalments of $10,000 plus interest and is secured by specific property of the Company.  As at June 30, 2006, $220,000 is outstanding of which $120,000 will become due within the next twelve months.  For the three month and six month periods ended June 30, 2006, the

Company incurred $4,000 and $11,000, respectively, of interest which has been included in interest on long-term debt on the statement of operations.  Subsequent to the end of the quarter, the interest rate on this term loan will be revised to prime plus 1.5% per annum.

On October 13, 2005,  the Company established a revolving loan facility of HK$13,200,000 from a company under common control.  The loan is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).  For the three and six month periods ended June 30, 2006, the Company has incurred $30,000 and $60,000, respectively, of interest on this debt which has been included in interest on long-term debt on the statement of operations and remains unpaid as at June 30, 2006.  The Company has agreed to refinance this loan as detailed in Note 13.

Also included in long-term debt are equipment purchase loan agreements at interest rates of up to 6.9% per annum.  The loans are repayable in installments maturing in various amounts to July 25, 2009 and are secured by specific assets of the Company.  As at June 30, 2006, $337,000 is outstanding of which $177,000 will become due in the next twelve months.

7.

Share capital

In thousands	Number of Shares	Amount
		$
Common Shares
Balance as at December 31, 2005 and June 30, 2006	24,299	31,170

Preferred Shares
Balance as at December 31, 2005 and June 30, 2006	10,399	7,076
		38,246

8.  Stock options

Options to purchase 403,300 shares are outstanding and exercisable as at June 30, 2006 as follows:

			Exercise
	Number	Number	price	Contractual
	Outstanding	Exercisable	($/share)	life in years

Granted in 2003	403,300	403,300	$0.73	2.46

Information regarding the Company’s stock options as at June 30, 2006 is summarized as follows:

		Exercise
	Number of	price range
	shares	($/share)

Outstanding as at December 31, 2005	437,600	0.73
Expired	(34,300)	0.73
Outstanding as at June 30, 2006	403,300	0.73
Exercisable as at June 30, 2006	403,300	0.73

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

9.

Write-down of Inventory and Crop Costs

The Company recorded a write-down on inventory of $235,000 during the three month period ended June 30, 2006 to reduce the carrying value of the inventory to its estimated net realizable value.

10.

Cash Flow Information

a)

Items included in net loss not affecting cash

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Depreciation and amortization	5	14
Gain on disposal of assets held for sale and property, plant and equipment	(3)	(8)
Cost of ginseng crops sold	2,345	240
Foreign exchange (gain) loss	(63)	284
Write-down of inventory and crop costs	235	1,139
Future income taxes	(215)	(602)
	2,304	1,067

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Depreciation and amortization	10	28
Loss (gain) on disposal of assets held for sale and
property, plant and equipment	2	(8)
Cost of ginseng crops sold	3,505	368
Foreign exchange (gain) loss	(63)	284
Write-down of inventory and crop costs	235	1,250
Future income taxes	(408)	(819)
	3,281	1,103

b)

Changes in non-cash operating assets and liabilities

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Accounts receivable and other receivables	(10)	56
Inventory	(5)	3
Ginseng crops	(415)	(547)
Prepaid expenses and other assets	(27)	72
Accounts payable and accrued liabilities	589	(122)
Customer deposits	(108)	2,304
	24	1,766

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Accounts receivable and other receivables	(190)	137
Inventory	22	28
Ginseng crops	(693)	(863)
Prepaid expenses and other assets	(12)	30
Accounts payable and accrued liabilities	(307)	673
Customer deposits	756	2,304
	(424)	2,309

c)

Supplemental cash flow information

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Other cash flows:
Interest paid	106	99

Non-cash investing and financing activities:
Property, plant and equipment purchases financial through
equipment purchase loan agreements	-	209

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
	$	$
Other cash flows:
Interest paid	200	168

Non-cash investing and financing activities:
Property, plant and equipment purchases financial through
equipment purchase loan agreements	-	209

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

11.

Segmented Information

The Company operates in one industry segment and two geographic regions.

	Three months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
External revenue from operations located in:	$	$
Canada	411	276
Far East	1,961	2
	2,372	278
Intersegment revenue from operations located in:	$	$
Canada	2,773	760
Far East	-	-
	2,773	760
Net loss from operations located in:	$	$
Canada	(319)	(1,238)
Far East	(36)	(71)
	(355)	(1,309)

	Six months ended
in thousands of	June 30	June 30
Canadian dollars	2006	2005
External revenue from operations located in:	$	$
Canada	629	418
Far East	3,021	11
	3,650	429
Intersegment revenue from operations located in:	$	$
Canada	4,187	760
Far East	-	-
	4,187	760
Net loss from operations located in:	$	$
Canada	(494)	(1,603)
Far East	(73)	(92)
	(567)	(1,695)

Long-lived assets comprise of all assets not classified as current assets.

in thousands of	June 30	June 30
Canadian dollars	2006	2005
Long-lived assets from operations located in:	$	$
Canada	21,634	25,205
Far East	1	2
	21,635	25,207

Chai-Na-Ta Corp.

Second Quarter Report

For the period ended June 30, 2006

Major customers:

For the three  months ended June 30, 2006,  revenue consisted of sales primarily to three customers, which accounted for $1,260,000 and $595,000 from the Far East geographic region and $340,000 from the Canadian geographic region (June 30, 2005 – one customer which accounted for $239,000 from the Canadian geographic region).

For the six  months ended June 30, 2006, revenue consisted of sales primarily to three customers, which accounted for $1,919,000 and $989,000 from the Far East geographic region and $340,000 from the Canadian geographic region (June 30, 2005 – two customers which accounted for $239,000 and $125,000, respectively, from the Canadian geographic region).

12.  Commitments and Guarantees

a)

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises.  Although there is no maximum cost specified, the Company does not expect to incur any costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2006.

b)

The Company has become involved in a legal proceeding as a result of an automobile accident.  The Company believes that existing insurance will be sufficient to cover any claim from this matter.  The Company has also become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company.  While the outcome of each of these proceedings cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of these proceedings will not have a material impact on the financial condition, earnings or cash flows of the Company.

13.

Subsequent Event

On March 29, 2006, the Company announced that More Growth Finance Limited, a company under common control, had agreed to cancel loans totalling HK$23,200,000 (approximately $3,500,000) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a “shares for debt” transaction.  A resolution to approve this transaction was approved by disinterested shareholders at the Company’s Annual General Meeting on May 5, 2006.

Subsequent to the end of the quarter, the major shareholder of the Company proposed an alternative financing agreement to replace the “shares for debt” transaction.  A new four year loan facility of HK$54,700,000 million (approximately $8,000,000) has been offered to the Company to finance its general working capital requirements and to repay the existing HK$23,200,000 (approximately $3,500,000) loans which are repayable within the next year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six month periods ended June 30, 2006

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of August 18, 2006 and should be read in conjunction with the unaudited interim consolidated financial statements as at June 30, 2006 and for the six month periods ended June 30, 2006 and 2005 and their accompanying notes prepared in accordance with Canadian generally accepted accounting principles. The discussion and analysis should also be read in conjunction with the 2005 annual audited financial statements and MD&A which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. is the world’s largest supplier of North American ginseng. Since its inception, the Company has grown from a farming operation into a vertically integrated organization embracing farming, bulk processing, distribution and marketing of North American ginseng and value-added nutraceutical products. The Company is headquartered in Richmond, British Columbia, Canada, with farming operations in both Ontario and British Columbia. Due to the continued rusty root problem and the downward price pressure of ginseng grown in British Columbia, the Company decided to stop planting in B.C. in 2006 and thereafter and expects to close its British Columbia operations after the final harvest in 2008. The Company’s wholly owned subsidiary in Hong Kong is responsible for the marketing and distribution of its products in China, Hong Kong and Southeast Asia. The Company also sells graded root and ginseng-based value-added products in Canada.

Ginseng prices remained at low levels as ginseng buyers remained hesitant to carry large amounts of inventory. Despite this challenging environment for all ginseng growers, the Company recorded a gross margin of $90,000 on revenue of $3.7 million for the six months ended June 30, 2006 compared to a gross loss of $38,000 on revenue of $429,000 for the six months ended June 30, 2005.

As a result of the thin margins on the sales of ginseng, the Company recorded a net loss of $567,000 for the six months ended June 30, 2006. This compares to a net loss of $1.7 million for the same six month period in the prior year.

RESULTS OF OPERATIONS

Revenue increased to $2.4 million in the second quarter of 2006 from $278,000 in the second quarter of the previous year and increased to $3.7 million for the six months ended June 30, 2006 compared to $429,000 for the six months ended June 30, 2005. The average selling price of bulk root was $5.58 per pound for the six months ended June 30, 2006 compared to $13.22 in the first six months of 2005. The increase in revenue and decrease in average selling price in the first two quarters of 2006 was the result of a large volume of sales at lower prices in the current year compared to a low volume of sales of higher priced root in the previous year as well as the Company’s decision to hold off selling its inventory during the first six months of 2005.

Cost of goods sold was 99% of sales revenue in the second quarter of 2006, compared to 110% in the previous year period and was 98% of sales revenue for the six months ended June 30, 2006 compared to 109% for the six months ended June 30, 2005. Cost of goods sold as a percentage of revenue is lower in 2006 compared to 2005 because the margins earned on root sales in the current year exceeded additional carrying costs of inventory including storage insurance costs.

Gross margin was 1% of sales in the second quarter of 2006 compared to a gross loss of 10% for the same period in 2005. Gross margin was 2% of sales for the six months ended June 30, 2006 compared to a gross loss of 9% for the six months ended June 30, 2005. The gross margin in 2006 was primarily from the sale of bulk roots that had been written down to their estimated net realizable value in the prior year. The margin realized on sales in the first quarter and second quarters of 2005 was more than offset by the additional carrying costs incurred.

For the three months ended June 30, 2006, selling, general and administrative expenses decreased to $257,000 compared to $384,000 for the three months ended June 30, 2005. For the six months ended June 30, 2006, selling, general and administrative expenses decreased to $595,000 compared to $795,000 for the six months ended June 30, 2005. The reduction was due to cost cutting measures implemented by the Company.

Interest on short-term debt increased to $115,000 in the second quarter of 2006 from $96,000 in the second quarter of 2005 and increased to $218,000 in the first six months of 2006 from $171,000 in the first six months of 2005. The increases is due to the additional $1.5 million loan from More Growth Finance Limited (“More Growth”), a company under common control, that the Company secured in the second quarter of 2005 as well as higher interest rates on the Company’s bank borrowings in 2006 due to a 1.75% increase in the Bank of Canada prime borrowing rate over the past twelve months.

Interest on long-term debt of $34,000 was incurred during the three months ended June 30, 2006 and $71,000 was incurred during the six months ended June 30, 2006 due to a $1.5 million non-revolving term loan from a Canadian chartered bank that was secured by the Company at the end of the second quarter of 2005 and a $2.0 million loan from More Growth secured in the fourth quarter of 2005.

The Company recorded a write-down on inventory of $235,000 for the three months ended June 30, 2006. This write-down reduced the carrying value of specific low grade ginseng roots to their net realizable value.

The Company recorded a write-down on inventory of $1.1 million for the three months ended June 30, 2005. This write-down reduced the carrying value of inventory to its estimated net realizable value. The Company recorded a provision of $111,000 on crop costs for the three months ended March 31, 2005. This provision was for costs incurred and committed to on sites that the Company decided not to plant in B.C. in 2005.

For the three months ended June 30, 2006, the Company incurred a net loss of $355,000, or $0.01 per basic share, compared to a net loss of $1.3 million, or $0.05 per basic share for the three months ended June 30, 2005. For the six months ended June 30, 2006, the Company incurred a net loss of $567,000, or $0.02 per basic share, compared to a net loss of $1.7 million, or $0.07 per basic share for the corresponding period last year. The decrease in net loss was a result of the increase in gross margin, decrease in selling, general and administrative expenses and decrease in the write-downs on inventory and crop costs during the current period.

The Company did not declare any dividends on any class of shares during the six months ended June 30, 2006 or for any period in the previous three fiscal years ended December 31, 2005.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended September 30, 2004 through June 30, 2006.  This information has been derived from unaudited interim consolidated financial statements that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2006		2005				2004
except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenue	$2,372	1,278	912	4,485	278	151	1,079	2,682

Operating (loss) profit	(629)	(400)	(3,656)	(5,828)	(1,646)	(608)	(1,073)	409

Net (loss) earnings	(355)	(212)	(2,603)	(3,833)	(1,309)	(386)	(660)	252

Net (loss) earnings per share:
Basic	$(0.01)	(0.01)	(0.10)	(0.16)	(0.05)	(0.02)	(0.03)	0.01
Diluted	$(0.01)	(0.01)	(0.10)	(0.16)	(0.05)	(0.02)	(0.03)	0.01

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are sold. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

The change in sales pattern in 2004 and 2005 was mainly due to the strengthening of the Canadian dollar relative to the currencies used by the Company’s customers, who deferred purchasing decisions, as well as by the Company’s decision in the last quarter of 2004 and the first two quarters of 2005 to hold off sales of the 2004 harvest until the price of ginseng stabilized. The net loss in the second quarter of 2006 included a $235,000 write-down on inventory. The net loss in the fourth quarter of 2005 included a $3.2 million write-down on inventory and a $110,000 write-down of assets held for sale. The net loss in the third quarter of 2005 included a write-down on inventory and crop costs of $5.5 million and a $136,000 write-down of assets held for sale. The net loss in the second quarter of 2005 included a write-down of $1.1 million on inventory. The net loss in the first quarter of 2005 included a provision of $111,000 on crop costs incurred for cancelled sites in British Columbia. The net loss in the 2004 fourth quarter included a write-down of $600,000 on inventory.

LIQUIDITY AND CAPITAL RESOURCES

The cash provided by operations was $306,000 for the three months ended June 30, 2006, compared with cash used in operations of $234,000 for the same period in 2005. The cash used in operations was $52,000 for the six months ended June 30, 2006, compared with $1.3 million for the same period in 2005. The decrease in cash used in operations was due to the increase in revenue and the decrease in crop cost expenditures in the first two quarters of the current year compared to the same period in the prior year. Current and non-current crop cost expenditures before depreciation and interest totalled $2.1 million in the second quarter of 2006 compared to $2.3 million in the second quarter of 2005. Current and non-current crop cost expenditures before depreciation and interest totalled $3.0 million in the first six months of 2006 compared to $3.9 million in the first six months of 2005. The decrease in expenditures on crop costs in the current year was a result of cost saving measures enacted by management and due to fewer total acres under cultivation compared to the prior year. The Company’s cash as at June 30, 2006 was $314,000 compared to a balance of $43,000 at December 31, 2005, an increase of $271,000.

The working capital position of the Company at June 30, 2006 was a deficit of $389,000 compared to a surplus of $4.9 million at December 31, 2005. This decrease occurred because the Company used cash from the sales of inventory to fund the maintenance costs of long-term ginseng crops and due to the $2.0 million loan from Road King becoming current during the second quarter.

As at June 30, 2006, the Company had received $748,000 in deposits from customers. These deposits are on orders that management expects will be fulfilled in the third quarter of 2006.

As of June 30, 2006, the Company had drawn $6.4 million, including $270,000 in outstanding cheques, of the available $6.5 million revolving demand operating loan from a Canadian chartered bank. The Company incurred interest of $92,000 on the demand loan for the three months ended June 30, 2006 and $172,000 of interest for the six months ended June 30, 2006 which has been included in interest on short-term debt on the statement of operations. Subsequent to the end of the quarter, the Company was informed that the amount available from the revolving demand operating loan will be decreased to $5.0 million and the interest rate will be increased from prime plus 0.25% per annum to prime plus 1.25% per annum.

During the prior year, the Company secured and fully drew a $1,500,000 non-revolving term loan bearing interest at prime plus 0.5% per annum for three years from the same Canadian chartered bank with $220,000 outstanding as at June 30, 2006. The term loan is secured by specific property of the Company including those that were classified as current assets held for sale at December 31, 2005 and sold in the first quarter of 2006. The portion of the loan related to securing these two properties were repaid upon their disposition. The Company incurred interest of $4,000 on the loan for the three months ended June 30, 2006 and $11,000 of interest for the six months ended June 30, 2006 which has been included in interest on short-term debt on the statement of operations. Subsequent to the end of the quarter, the Company was informed that the interest rate on the term loan will be increased to prime plus 1.5% per annum.

During 2005, the Company established a revolving loan facility of HK$10.0 million (approximately $1.5 million) from More Growth that is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate). The Company incurred interest of $23,000 on the loan for the three months ended June 30, 2006 and $46,000 of interest for the six months ended June 30, 2006 which has been included in interest on short-term debt on the statement of operations. The Company has fully drawn the loan facility which is due October 4, 2006.

Also during 2005, the Company secured an additional HK$13.2 million (approximately $2.0 million) from More Growth. The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007. The Company has fully drawn the loan facility. The Company incurred interest of $30,000 on the loan for the three months ended June 30, 2006 and $60,000 of interest for the six months ended June 30, 2006 which has been included in interest on long-term debt on the statement of operations.

On March 29, 2006, the Company announced that More Growth had agreed to cancel loans totalling HK$23.2 million (approximately $3.5 million) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a "shares for debt" transaction. A resolution to approve this transaction was prepared for the Company's Annual General Meeting on May 5, 2006 and was approved by disinterested shareholders.

Subsequent to the end of the quarter, an alternative financing arrangement has been proposed to replace the “shares for debt” transaction. The major shareholder of the Company has offered a new four year term loan facility of HK$54.7 million (approximately $8.0 million) to finance the general working capital requirements of the Company and to repay the existing HK$23.2 million (approximately $3.5 million) loans which are repayable within the next year.

On March 30, 2006, the Company was informed by the Toronto Stock Exchange that its shares would be suspended from trading at the close of trading on June 30, 2006, and that the shares would be delisted on April 28, 2006 as the Company had not met the continued listing requirements of the Exchange. The Company’s common shares still trade on the NASDAQ Over the Counter Bulletin Board. The delisting of the Company’s common shares from the Toronto Stock Exchange limits the Company’s ability to raise capital through the issuance of equity in the future.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, available bank borrowings and the current related party borrowings, will be sufficient to meet its working capital and operating requirements for the next twelve months. If the Company cannot generate sufficient cash from its existing resources, it will become necessary to secure additional financing; however there is no assurance that additional financing will be available on terms favourable to the Company. If the Company cannot generate sufficient cash and if it cannot secure additional financing, the Company's ability to continue as a going concern will be dependant on the continuing support of its principal shareholder and its creditors.

As at June 30, 2006, the Company had the contractual obligations and commercial commitments outlined in the table below:

Contractual Obligations
(Stated in Canadian Dollars)	Payments Due by Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years

Short-term borrowings (1)	$ 1,436,000	$ 1,436,000	$ -	$ -	$ -

Long-term debt (2)	2,451,948	2,192,193	259,171	584	-

Operating leases (3)	309,157	120,286	142,718	46,153	-

Agricultural land leases (4)	1,109,067	511,972	547,695	49,400	-

Total Contractual Obligations	$ 5,306,172	$ 4,260,451	$ 949,584	$ 96,137	$ -

(1)

Short-term borrowings include the HK$10.0 million loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate).

(2)

Long-term debt includes the term loan from a Canadian chartered bank at an interest rate of prime plus 0.5% per annum, the HK$13.2 million loan from More Growth at an interest rate of 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and various equipment purchase loans at interest rates up to 6.9% per annum.

(3)

Operating leases comprise of the Company’s long-term leases of equipment, office facilities and vehicles.

(4)

Agricultural land leases include land rentals in British Columbia and Ontario for the cultivation of ginseng.

The following commitments are not included in the Contractual Obligations table:

•

The Company has agreed to indemnify a landlord with respect to any environmental contamination for certain leased premises. Although there is no maximum cost specified, the Company does not expect to incur costs in connection with this indemnification and as such no amounts have been accrued as of June 30, 2006;

•

The Company is committed to maintaining its ginseng crops from the time of initial planting to the time of harvesting, which usually takes three to four years. The cost of maintaining these crops is financed through the sale of inventory and available bank borrowings;

•

The Company has become involved in a legal proceeding as a result of an automobile accident. The Company believes that existing insurance will be sufficient to cover any claim from this matter. While the outcome of this proceeding cannot be determined at this time, no provision has been recorded as the Company believes that the resolution of this proceeding will not have a material impact on the financial condition, earnings or cash flows of the Company; and

•

The Company has become involved in a legal proceeding with a landlord as a result of the return of land that had been leased by the Company. The amount of the claim is not material and the Company does not expect the outcome to materially impact the financial condition, earnings or cash flows of the Company.

RELATED PARTY TRANSACTIONS

On April 4, 2005, the Company established a revolving loan facility of HK$10.0 million (approximately $1.5 million) from More Growth which is unsecured and bears interest at 1.7% per annum over the HIBOR (Hong Kong Interbank Offered Rate) and is due October 4, 2006. The Company has fully drawn the loan facility.

On October 13, 2005, the Company secured an additional HK$13.2 million (approximately $2.0 million) from More Growth. The terms of the additional loan facility are similar to the existing loan facility with the exception of the due date which is April 13, 2007. The Company has fully drawn the loan facility.

On March 29, 2006, the Company announced that More Growth had agreed to cancel loans totalling HK$23.2 million (approximately $3.5 million) and accept payment of accrued interest on the loans through the date of such cancellation in exchange for the issuance to it of Preferred Shares in a "shares for debt" transaction. A resolution to approve this transaction was prepared for the Company's Annual General Meeting on May 5, 2006 and was approved by disinterested shareholders. Subsequent to the end of the quarter, an alternative financing arrangement has been proposed to replace the “shares for debt” transaction as detailed in Note 13 to the interim financial statements.

OUTSTANDING SHARE DATA AS AT AUGUST 18, 2006

Authorized

Number of Shares

Common Shares

Unlimited

Preferred Shares, Series 1

21,000,000

Issued and Outstanding

Common Shares

24,299,008

Preferred Shares, Series 1

10,399,149

Options Outstanding

403,300

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Ginseng Crops

The Company uses the full absorption costing method to value its ginseng crops and periodically reviews their carrying value for evidence of impairment. Included in the cost of crops are seed, labour, applicable overhead, interest and supplies required to bring them to harvest. The determination of impairment requires complex calculations and significant management estimation with respect to future costs to bring crops to harvest; demand for and the market price of harvested ginseng roots; and expectations as to the yield and quality of ginseng roots harvested. The estimation process is further complicated by the relatively long growing cycle of three to four years and the fact that roots remain underground. Although the Company’s assumptions reflect management’s best estimates, future events may result in materially different outcomes with respect to the recoverability of ginseng crop costs and the time required to bring the crops to harvest.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in future tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net future income tax asset or liability exists. The valuation of any future income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above. Although management does not believe a valuation allowance against the future income tax asset is required at this time, future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RECENT ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

Effective January 1, 2007, the Company will be required to adopt the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530.  This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components.  The Company is still assessing the impact that the adoption of this standard will have on the Company’s consolidated financial statements.

Foreign Currency Translation

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 1651 which replaces Section 1650.  This Section establishes standards for the translation of transactions of a reporting enterprise that are denominated in a foreign currency and financial statements of a foreign operation for incorporation in the financial statements of a reporting enterprise.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Investments

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3051 which replaces Section 3050.  This Section establishes standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Equity

Effective January 1, 2007, the Company will be required to adopt CICA Handbook Section 3251 which replaces Section 3250.  This Section establishes standards for the presentation of equity and changes in equity during the reporting period.  The adoption of this standard is not expected to have a significant impact on the Company’s consolidated financial statements.

Financial Instruments

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855 and to adopt Section 3861 which replaces Section 3250.  Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.  Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.  The Company is still assessing the impact that the adoption of this standard will have on the Company’s consolidated financial statements.

Hedges

Effective January 1, 2007, the Company will be required to adopt the changes to CICA Handbook Section 3855.  This Section establishes standards for when and how hedge accounting may be applied.  The adoption of these standards is not expected to have a significant impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. A minor portion of the Company’s revenue and receivables is denominated in Hong Kong dollars. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by repatriating any excess funds.

The Ministry of Commence of the People’s Republic of China announced an order that stops the importation of cultivated North American ginseng for the purpose of contract processing in China, and the subsequent exporting of the processed ginseng to other markets. The announcement was effective on November 1, 2004. As a result, the Company anticipates that there could be an impact on the demand for and the prices of North American ginseng; however, based on information available to date the Company does not believe that there has been a significant impact attributable to this announcement.

On July 21, 2005, the People’s Bank of China announced an increase of 2.1% in the value of the Chinese renminbi in relation to the US dollar. The bank also announced that it will no longer fix the renminbi to the US dollar but instead will fix it to a market basket of currencies. However, the Company is not aware of any significant impact on the demand for and the prices of North American ginseng as a result of this.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash and cash equivalents, accounts receivable and other receivables, bank indebtedness, accounts payable and accrued liabilities, customer deposits and long-term debt from unrelated parties. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items or their bearing market related rates of interest. The fair values of the loans payable to More Growth, a company under common control, are not readily determinable due to the related party nature of such loans.

Interest on the Company's line of credit is based on variable rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to mitigate this risk.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets.  In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings.  Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer nor that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The Company does not use derivative instruments to mitigate this risk.

OUTLOOK

The Company will narrow its focus to maximizing the yield and quality of roots to return to profitability and to create positive cash flow. The Company will continue to plant, maintain and harvest ginseng crops in Ontario while maintaining the current plantings in British Columbia through to the final harvests over the next three years.

The Company will continue promoting its graded root and exploring new opportunities to vertically integrate its operations and direct bulk root into value-added markets.

ADDITIONAL INFORMATION

Additional information with respect to the Company is available on the SEDAR website at www.sedar.com

Certificate of Interim Filings

Form 52-109F2

I, Peter Leung, Chief Executive Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: August 18, 2006

“Peter Leung”

_______________________________________

Peter Leung

Chief Executive Officer

Chai-Na-Ta Corp.

Certificate of Interim Filings

Form 52-109F2

I, Wilman Wong, Chief Financial Officer of Chai-Na-Ta Corp., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and interim Filings) of Chai-Na-Ta Corp., (the issuer) for the interim period ending June 30, 2006;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flow of the issuer, as of the date and for the periods presented in the interim filings; and

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: August 18, 2006

“Wilman Wong”

_______________________________________

Wilman Wong

Chief Financial Officer

Chai-Na-Ta Corp.